NEMUCORE MEDICAL INNOVATIONS INCORPORATED
55 UNION STREET • WORCESTER MA 01608
508-762-1017 • WWW.NEMUCORE.COM



Timothy P. Coleman, Ph.D. MBA
Chairman, CEO, President, & Founder

Tim has lead Nemucore Medical Innovations (NMI) since its inception in 2008. NMI is a privately-held biopharmaceutical company dedicated to the development and commercialization of targeted nanomedicines for the treatment of patients afflicted with multidrug resistant cancers. During his tenure, NMI has grown to eleven employees and now occupies a 21,000 square foot research facility in Worcester, MA. Tim is principal investigator on NMI's five funded grants from the National Cancer Institute and the Ben & Catherine Ivy Foundation. With this funding, NMI's two lead products, NMI-300 and NMI-500, were developed and are being prepared for Phase I clinical trials. In a shareholder value creation event in May of 2012, Tim oversaw the spinoff of Blue Ocean Biomanufacturing Inc. to NMI's shareholders so NMI could focus on targeted therapeutic development and Blue Ocean could advance key opportunities in the translational biomanufacturing space.

Before co-founding NMI, Tim was the leader of the Biomedical Strategy Group in PricewaterhouseCoopers Health Industries Practice. Located in the firm's Boston office, Tim worked with health science companies, delivering advisory services including business development strategies, intellectual property protection and management systems, R&D planning and operations, technology valuation, and commercialization strategies. He was also the lead author of the firm's co-sponsored report Super Cluster: Perspectives, Opinions and Facts from the Massachusetts Life Sciences Industry in 2007, 2008 and 2013.

Prior to joining PricewaterwaterhouseCoopers, Tim was president, CEO and co-founder of BioCache Pharmaceuticals, Inc., a Richmond, Virginia-based biopharmaceutical company primarily engaged in the research and development of cancer vaccines. There he was a National Cancer Institute funded principal investigator studying the interaction of cancer vaccines with Toll-Like Receptors (TLRs) to induce a clinically relevant immune response. Additionally, he successfully led the firm's growth through early stage funding, strategic expansion and eventual establishment of a non-founding executive leadership team.

Tim has also served as a technical adviser to venture capital firms, assessing the feasibility of life science technologies in biotechnology business plans. He is an elected member of the Massey Cancer Center, an internationally recognized center of excellence for cancer research and education.

A frequent guest lecturer and panelist, Tim has spoken on numerous academic and industry association conferences, including at Massachusetts Legislative Life Science Caucus, BIO, MassBio, MIT, Boston University, WPI, Virginia Biotechnology Association, Denver Entrepreneurship Council, and the Massachusetts Office for International Trade and Investment.

Tim earned his bachelor of science with a major in biochemistry from Worcester Polytechnic Institute, his doctorate in molecular biophysics and biochemistry from the Medical College of Virginia and his master's in business administration with a focus in finance from Boston University.

Tim has run four Boston Marathons as a member of the Dana Farber Cancer Institute Marathon Team. He, his wife, Carrie, and daughter, Caroline, reside in Wellesley MA.